SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

Stamps.com Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852857200

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 pages

13D/A9

CUSIP No. 852857200	Page 2 of 7

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,932
	8	SHARED VOTING POWER 137,846
	9	SOLE DISPOSITIVE POWER 1,043,932
	10	SHARED DISPOSITIVE POWER 137,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,181,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* IN-IA-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

This constitutes Amendment No. 9 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 30, 2002, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”), of Stamps.com Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 12959 Coral Tree Place, Los Angeles, California 90066. This Amendment No. 9 is being filed to report that since the filing of Amendment No. 8 to the Statement, dated March 25, 2010, a material change occurred in the percentage of the Shares. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was $458,870.83.

Mr. Miller is the manager of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $192,500.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $1,169,504.73.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,843,301.66.

Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account is for the benefit of Alexandra Miller (“Alex UGMA”) and another is for the benefit of Lloyd I. Miller, IV (“Lloyd IV UGMA” and together with the Alex UGMA, the “Miller UGMAs”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Miller UGMAs were purchased with money generated and held by the Miller UGMAs. The aggregate purchase price for the Shares purchased by the Alex UGMA was $2,684.80. The aggregate purchase price for the Shares purchased by the Lloyd IV UGMA was $2,684.80.

Mr. Miller is an Authorized Person with respect to Shares held in a Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of November 12, 2009 (“the Managed Account”). All of the Shares held by the Managed Account were obtained pursuant to distributions received from a grantor retained annuity trust.

Pursuant to an Irrevocable Trust Agreement (“MILGRAT I (G7)”), dated as of November 19, 2009, Mr. Miller was named as the trustee of MILGRAT I (G7). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT I(G7) were contributed to MILGRAT I (G7) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement (“MILGRAT I (X7)”), dated as of January 20, 2011, Mr. Miller was named as the trustee of MILGRAT I (X7). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT I(X7) were contributed to MILGRAT I (X7) by its grantor, Catherine C. Miller.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-manager of Milfam NG was $367,982.21.

The aggregate purchase prices set forth in this Item 3 include any brokerage commissions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller beneficially owns 1,181,778 Shares, which is equal to approximately 7.9% of the 15,048,152 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 15,048,152 outstanding Shares is calculated as follows: (i) 15,008,152 outstanding Shares, as reported in the Company’s 10Q filed on November 9, 2011, and (ii) 40,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.

As of the date hereof, 185,993 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 55,000 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I, 354,640 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam II, 293,442 of the Shares beneficially owned by Mr. Miller are owned of record by Mr. Miller directly (including options to purchase 40,000 Shares), 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by Lloyd IV UGMA, 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by Alexandra UGMA, 94,352 of the Shares beneficially owned by Mr. Miller are owned of record by

MILGRAT I (G7), 58,505 of the Shares beneficially owned by Mr. Miller are owned of record by MILGRAT I (X7), 29,489 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam NG, and 108,357 of the Shares beneficially owned by Mr. Miller are owned of record by the Managed Account.

(b) Mr. Miller has or may be deemed to have shared voting and dispositive power for Shares held of record by Milfam NG and the Managed Account. Mr. Miller has or may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, Milfam I, Milfam II, Lloyd IV UGMA, Alexandra UGMA, MILGRAT I (G7), MILGRAT I (X7) and Mr. Miller directly.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

Trust A-4

Date of Transaction	Number of Shares Sold	Price Per Share
January 12, 2012	27,300	$28.6463
January 18, 2012	29,821	$30.2639
January 23, 2012	16,230	$31.4771

Milfam II

Date of Transaction	Number of Shares Sold	Price Per Share
January 12, 2012	50,700	$28.6463
January 18, 2012	56,574	$30.2639
January 23, 2012	30,752	$31.4771

Lloyd I. Miller, III

Date of Transaction	Number of Shares Sold	Price Per Share
January 12, 2012	36,400	$28.6463
January 18, 2012	39,205	$30.2639
January 23, 2012	21,356	$31.4771

Managed Account

Date of Transaction	Number of Shares Sold	Price Per Share
January 12, 2012	15,600	$28.6463
January 18, 2012	17,279	$30.2639
January 23, 2012	9,397	$31.4771

MILGRAT I (G7)

Date of Transaction	Number of Shares Sold	Price Per Share
January 13, 2012	2,700	$29.50
January 18, 2012	24,021	$30.2639
January 23, 2012	7,688	$31.4771

(d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2012

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III